UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
GENERAL MARITIME CORPORATION

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
Y2692M 10 3

(CUSIP Number)

Kate Blankenship	With a copy to:
Frontline Ltd. Par-La-Ville Place, 4th Floor 14 Par-La-Ville Road Hamilton HM 08 Bermuda (441) 295-6935	Charles K. Ruck, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 2 of 7 Pages
1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd. I.R.S. Employer Identification No.: Not Applicable.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐

(b)	☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER: None

8.	SHARED VOTING POWER: None

9.	SOLE DISPOSITIVE POWER: None

10.	SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: None

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14.	TYPE OF REPORTING PERSON: CO

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 3 of 7 Pages
1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bandama Investment Ltd. I.R.S. Employer Identification No.: Not Applicable.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐

(b)	☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER: None

8.	SHARED VOTING POWER: None

9.	SOLE DISPOSITIVE POWER: None

10.	SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: None

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14.	TYPE OF REPORTING PERSON: CO

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 4 of 7 Pages
1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited I.R.S. Employer Identification No.: Not Applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐

(b)	☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: None

8.	SHARED VOTING POWER: None

9.	SOLE DISPOSITIVE POWER: None

10.	SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: None

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14.	TYPE OF REPORTING PERSON: CO

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 5 of 7 Pages
1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐

(b)	☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Norwegian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER: None

8.	SHARED VOTING POWER: None

9.	SOLE DISPOSITIVE POWER: None

10.	SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: None

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14.	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 6 of 7 Pages
Item 1. Security and Issuer.
     This Final Amendment No. 2 (this “Amendment”) to the Schedule 13D filed on December 1, 2005 and subsequently amended on January 25, 2006 (collectively the “Statement”) by Frontline Ltd., a Bermuda corporation (“Frontline”), Bandama Investment Ltd., a Liberian corporation and wholly-owned subsidiary of Frontline (“Bandama”), Hemen Holding Limited, a Cyprus holding company and principal shareholder of Frontline (“Hemen”) and John Fredriksen, an individual, the ultimate beneficiary of Hemen, and the Chairman, Chief Executive Officer, President and a Director of Frontline (“Fredriksen,” and together with Frontline, Bandama and Hemen, the “Reporting Persons”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of General Maritime Corporation, a Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 299 Park Avenue, 2nd Floor, New York, NY
     This final Amendment reflects the disposition of shares of Common Stock held by the Reporting Persons. As a result of the disposition, none of the Reporting Persons hold 5% or more of the shares of Common Stock. Therefore, none of the Reporting Persons have reporting obligations under Regulation 13D-G of the Securities and Exchange Act of 1934, as amended, in respect of the Common Stock.
Item 4. Purpose of Transaction.
     In the ordinary course of its business, Frontline is engaged in the evaluation of potential candidates for acquisitions and strategic transactions. As part of this evaluation strategy, Frontline identified the Issuer as a candidate for an acquisition or strategic transaction in early 2004. On several occasions beginning in mid 2004, representatives of Frontline had discussions with the management of the Issuer regarding a possible business combination, however, the Issuer expressed that it was not interested in exploring a transaction at that time.
     On December 1, 2005, Frontline sent a letter to the Issuer submitting a proposal to acquire the Issuer in a cash transaction. On December 5, 2005, the Issuer issued a press releasing announcing that its Board of Directors had rejected the proposal.
     On August 14, 2006, Frontline effected the sale of 3,860,000 shares of the Common Stock in open market for a sale price of $40.00 per share. Such transaction on August 14, 2006 is the only transaction in the Common Stock by the Reporting Persons since January 25, 2006 (the date of the Reporting Persons’ last 13(d)). As a result of this transaction, the Reporting Persons do not own any securities of the Issuer.
     The Reporting Persons do not have any present plans or proposals that relate to or would result in the acquisition of Common Stock of the Issuer. However, the Reporting Persons retain their respective rights to modify their plans to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is amended and restated in its entirety to read as follows:
     (a) Each of Frontline, Bandama, Hemen and Fredriksen do not own any securities of the Issuer and no long own a beneficial interest in the Issuer.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 7 of 7 Pages
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.
Date: August 21, 2006

FRONTLINE LTD.
By:	/s/ Tor Olav Trøim
	Name:	Tor Olav Trøim
	Title:	Vice President and Director

BANDAMA INVESTMENT LTD.
By:	/s/ Inger M. Kemp
	Name:	Inger M. Klemp
	Title:	President and Director

HEMEN HOLDING LIMITED
By:	/s/ Eva Agathangelou
	Name:	Eva Agathangelou
	Title:	Director

JOHN FREDRIKSEN
By:	/s/ John Fredriksen
	Name:	John Fredriksen